

July 12, 2022

Shaosen Cheng
Chief Executive Officer
Golden Path Acquisition Corp
100 Park Avenue
New York, NY 10017

> **Re: Golden Path Acquisition Corp.**
> **Amendment No. 6 to Registration Statement on Form S-4**
> **Filed July 1, 2022**
> **File No. 333-259896**

Dear Mr. Cheng:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2022 letter.

Amendment No. 6 to Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus
MC Hologram, Inc., page 11

1.   We note your revised disclosures in response to prior comment 1, however, it remains unclear how you determined that the reorganization qualifies as a transaction between entities under common control. In this regard, we note that prior to the reorganization, Shanghia Mengyun Holographic was majority owned by BEIM and Wei Peng held 30% of BEIM shares, which represents less than a majority (i.e. 50%) ownership interest. Please provide a detailed analysis to support your accounting for the reorganization.

Management's Discussion and Analysis of Financial Condition and Results of Operations of MC
Overview, page 135

2.   We note in response to prior comment 2 you removed from your Overview disclosures the quantified discussion regarding the impact that the fiscal 2020 acquisitions had on revenue. However, the intent of our comment was for you to move such disclosure to the third paragraph of the Overview section in an effort to provide further context to your discussion regarding the significant increase in revenue from fiscal 2020 to 2021. Please revise.

3.   Please describe further the "mega size" hardware arrangements, which contributed to the significant increase in holographic hardware sales during the three months ended March 31, 2022. If applicable, include a discussion of the potential impact to future revenue or revenue growth rates if you do not anticipate additional revenue from these mega size arrangements in future periods. Similarly, you state that the significant decrease in holographic solutions' gross margins was due to the fact that you outsourced a significant part of the product development work to third-party providers. Please revise to clarify whether you anticipate the decline in gross margins to continue into future periods and discuss the potential impact to your overall results of operations and liquidity should this trend continue. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Results of Operations
Three Months Ended March 31, 2021 Compared to the Three Months Ended March 31, 2022, page 141

4.   We note from your revised disclosure in response to prior comment 5 you expect the LiDAR product unit costs to stabilize in fiscal 2022 since the supply of raw materials is improving. You also state "MC is positive on future LiDAR." Similarly, you state that MC expects the profit margins on LiDAR products to improve in the following quarters. Please revise to clarify the basis for such statements and in your response tell us what changes, if any, you have experienced in supply issues, revenue and margins related to LiDAR product sales since March 31, 2022 that support your assertions.

MC Hologram - Notes to Unaudited Interim Condensed Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-59

5.   We note your response to prior comment 7, however, the intent of our comment was to understand what is meant by "gross" revenue as it relates to your GMV advertising contracts. In this regard, please tell us whether revenue recognized from these arrangements is a percentage of the merchandise sold or whether revenue equals the total amount of merchandise sold with a corresponding amount included in cost of revenue.

General

6. Please tell us why it is appropriate to register the issuance of shares to the MC Hologram, Inc. ("MC") shareholders as part of the business combination. Please explicitly address the following points that seem to support the conclusion that the offer and sale of the shares being issued to MC shareholders is a private transaction:
    - The MC shareholders have already approved the Merger Agreement and Plan of Merger;
    - The MC shareholders were originally given registration rights as part of the business combination; and
    - The Merger Agreement contains a lock-up provision that applies to all the MC shareholders.

    In the alternative, revise your filing so that it is a proxy statement of Golden Path, and indicate that the shares being issued as part of the merger are being issued privately without registration.

7. Please revise to update the status of any events whose milestone dates have passed. For example, you state that either party may terminate the Merger Agreement if the closing has not occurred by March 31, 2022 or that Golden Path has until June 23, 2022 to consummate a business combination.

   You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bill Huo, Esq.